97 Darling Avenue South Portland, Maine 04106-2301 Phone: 800-761-7181 www.wrightexpress.com

January 26, 2012

By EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attention: Kathleen Collins

Re:	Wright Express Corporation
Form 10-K for Fiscal Year Ended December 31, 2010 Filed February 28, 2011
Form 10-Q for the Quarter Ended September 30, 2011 Filed November 4, 2011
File No. 001-32426

Ladies and Gentlemen:

Enclosed please find our responses to the comments regarding the above referenced filing contained in a letter from Kathleen Collins of the Staff of the Securities and Exchange Commission to Wright Express Corporation, dated January 11, 2012.

All responses set forth below are keyed to the numbering of the comments and to the headings used in Ms. Collins’s letter. The Staff’s comments are in bold italics and our responses and supplemental information are in plain type. All dollars presented are in thousands, to conform to the Company’s financial statement presentation.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 21

1. In your results of operations discussion you attribute the change in finance fees to higher accounts receivable balances resulting from higher fuel prices and transaction volumes. However, we note from your revenue recognition policy disclosures that the company earns revenue by assessing monthly finance fees on accounts with overdue balances. Accordingly, it would appear that your finance fee revenues are impacted more by changes in the number of overdue accounts receivable balances and interest rates rather than the total balance of outstanding accounts receivable and fuel prices. Please explain further the factors that impact your finance fee revenues and provide us with proposed revised disclosures that you intend to include in future filings to more clearly explain the fluctuation in such revenues.

Our customers are assessed finance fees when balances become overdue based upon a stated fixed late fee rate applied to the entire outstanding balance, with a minimum charge to insure coverage of the costs associated with administering the policy. This finance fee consists solely of late fees as all of our receivables have payment terms of 30 day or less; we do not extend revolving credit to any of our customers. As a consequence of this policy the amount included in the Company’s “finance fee” revenue line is a function of several factors which include the outstanding balance of an overdue account. During 2010 the increase of the price of gasoline and diesel fuel was the primary factor in the increase in the outstanding balance and, hence, in the increase in the “finance fee” revenue line. In future filings we will include disclosure similar to the following: “Payment for customer receivables are due within thirty days or less. Finance fee revenue is earned when a customer’s receivable balance becomes delinquent. The finance fee is calculated using a stated late fee rate based on the outstanding balance. The absolute amount of such outstanding balances can be attributed to (i) changes in fuel prices; (ii) customer specific transaction volume; and (iii) customer specific delinquencies. Finance fee revenue can also be impacted by changes in (i) late fee rates; and (ii) increases or decreases in the number of customers with overdue balances. The change in the current period is primarily attributable to…[Note: trends impacting reportable period will be described here].”

2. Also, please revise your liquidity discussion to provide disclosures regarding the terms of your accounts receivable, including the nature of the credit risk inherent in your portfolio. In addition, please provide more insight to the aging of your accounts receivable portfolio (e.g. 30 – 59, 60 – 89, 90 – 365, greater than 365 days past due, etc.) and disclose any concentration of credit risk by customer, customer type or industry. Please provide a sample of the disclosures that you will include in future filings.

In future filings we will provide additional information regarding our accounts receivable. We do not consider that there is any specific industry or geographic concentrations that could give rise to a different assessment of the receivable portfolio. The following paragraph is intended to provide you with an example:

In general, our trade receivables provide for payment terms of 30 days or less. We do not extend revolving credit to our customers with respect to these receivables. Receivables not paid within the terms of the customer agreement are generally subject to finance fees based upon the outstanding customer receivable balance. At December 31, 2010, approximately 95.0% of the outstanding balance of $1,160,482 was current and approximately 99.0% of the outstanding balance was less than 60 days past due. The outstanding balance is made up of receivables from approximately 350,000 customers across a wide range of industries. No customer makes up more than 2% of the outstanding receivables at December 31, 2010.

Item 8. Financial Statements and Supplementary Data

General

3. Please clarify whether you adopted the guidance in ASU 2010-20 and tell us how you considered the impact of such guidance on your financial statement footnote disclosures. In this regard, specifically tell us how you addressed the disclosure requirements of this guidance in your financial statement footnotes.

The guidance set forth in ASU 2010-20 (and, in general, to ASC 310-10-50) is applicable, to some degree, to our portfolio of receivables. In analyzing the disclosure requirements, we have considered the following specifics (each of which has also been disclosed elsewhere in our Form 10-K):

•	We provide payment processing and information management products and services to the US commercial and government vehicle fleet industry.

•	These services are also provided to certain other customers in other international markets, all of which have characteristics similar to the US market.

•	We also provide corporate purchase cards that are branded with a MasterCard logo to a variety of businesses for their corporate purchasing and transaction monitoring needs.

•	We have consistently considered our portfolio of charge card receivables as a large group of smaller balance accounts that we have collectively evaluated for impairment.

•	As noted in our response to Comment 2 above, there is not any unusual concentration by industry or geography and we have not historically found any significant differences in credit quality.

•	We have historically and continue to analyze our portfolio of receivables in this fashion as that is the basis for our reserve.

•	Reserves for specific customers are not material to our overall accounts receivable balances.

We issue our customers “charge cards” (rather than a “credit card”) in order to facilitate the purchase of specific goods and services. According to the Federal Register 12 CFR Section 226, a “charge card” is a product where no periodic rate is used to compute a finance charge, outstanding balances cannot be carried over from one billing cycle to the next, and are payable in full when a periodic statement is received. Such charges simply accumulate to our customers’ accounts and are payable in full when the statement is received. We do not allow balances to carry from one billing cycle to the next as would be common with a credit card with revolving credit terms. Our receivables from our customers are therefore direct trade receivables that are provided standard trade receivable terms. There is no “credit card” element in these receivables.

We have analyzed whether our “charge cards” qualify for certain of the disclosure exceptions set forth in ASC 310-10-50. In completing that review, we have concluded that these “charge cards” differ from “credit cards”. However, based on the facts set forth above, we do not believe that we are required to fit into one of the disclosure exceptions in ASC 310-10-50. In addition, we considered the following sections within ASC 310-10-50 (which incorporates ASU 2010-20):

•

“Nonaccrual and Past Due Loans and Trade Receivables” – we do not have separate “classes of financing receivables” (ASC 310-10-50-5B) and hence we only need to consider whether, as a single class, disclosure is necessary relative to accrual of late charges on past-due amounts. These are not material as has been indicated in our response to Comment 4.

•

“Allowance for Credit Losses Related to Loans” – we do not have “portfolio segments.” Hence the disclosures set forth in ASC 310-10-50-11B and C are not applicable. We do disclose the roll forward of our credit loss experience (see Note 4 in the 2010 Form 10-K).

•

“Credit Quality Information” – we do not, as indicated above, have separate “classes of financing receivables” (as this sub-topic requires an entity to contemplate the specifics set forth in ASC 310-10-50-29); accordingly, such disclosure is not applicable.

Therefore, our disclosures have, or will address the following applicable elements of ASC310-10-50:

•

Loans and Trade Receivables (General) ASC 310-10-50-1A through 4A) – See Note 1 “Accounts Receivable and Reserve for Credit Losses”, Note 4 – “Reserve for Credit Losses”, and “Consolidated Balance Sheets.”

•

Nonaccrual and Past Due Loans and Trade Receivables (ASC 310-10-50-5A through 8) – See Note 1 – “Revenue Recognition – Finance Fees” (as modified by the disclosure set forth in our response to Comment 4 below). In our response to Comment 2 we highlight the proposed disclosure of our analysis of the aging of our financing receivables. In future filings, this disclosure will appear in the footnotes to our financial statements in a tabular format.

•	Accounting Policies for Credit Losses and Doubtful Accounts (ASC 310-10-50-9 through 10) – See Note 1 – “Accounts Receivable and Reserve for Credit Losses.”

•

Allowance for Credit Losses Related to Loans (ASC 310-10-50-11A through 14) – As noted earlier, we do not have “portfolio segments.” We do disclose the roll forward of our credit loss experience (see Note 4 – “Reserve for Credit Losses.”)

•

Impaired Loans – As noted above, our portfolio consists primarily of “large groups of smaller balance homogenous amounts that are collectively evaluated for impairment.” This fact will be added to the “Accounts Receivable and Reserve for Credit Losses” disclosure in the 10-K for the year ending December 31, 2011. The other disclosure requirements are not applicable.

•

Credit Quality Information – we do not, as indicated above, have separate “classes of financing receivables” (as this sub-topic requires an entity to contemplate the specifics set forth in ASC 310-10-50-29); accordingly, such disclosure is not applicable. We will be disclosing the general absence of concentration as noted in our response to Comment 2 above.

4. We note that finance fees are recognized as revenue, net of a provision for uncollectible accounts, which is in addition to the company’s reserve for credit losses. Please tell us your consideration to include a Schedule II Valuation Analysis for your reserve for uncollectible finance fees. We refer you to Rule 5-04(c) of Regulation S-X.

Finance fees not collected due to the customer’s inability to pay are included in the Company’s provision for credit losses which is detailed in Note 4 to the Financial Statements and such disclosure conforms to the requirements of S-X 12-09. Management believes, owing to the magnitude of such amounts, that the grouping of such uncollectible finance fees in the “credit loss” roll forward is appropriate.

There are also circumstances where finance fees are waived for customers due to extenuating circumstances. These are not reserved for; rather, these waived amounts are charged directly to finance fee revenue as they arise. These waived fees amounted to approximately $4,096 in 2010 and are expected to be approximately $3,846 in 2011. Future filings will indicate that finance fees are net of waivers of fees assessed. Uncollectible amounts attributable to credit losses have been, and will continue to be, included in costs for the provision for credit losses.

********

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information please do not hesitate to contact the undersigned at 207-523-7769. Thank you.

Sincerely,

/s/ Steven A. Elder
Steven A. Elder Senior Vice President and Chief Financial Officer

cc:	Jonathan Wolfman, WilmerHale

Dan Sunderland, Deloitte & Touche LLP

Hilary A. Rapkin, Wright Express Corporation